UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025.

Commission File Number 001-41976

PowerBank Corporation

(Translation of registrant’s name into English)

505 Consumers Rd., Suite 803

Toronto, Ontario, M2J 4Z2 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is “submitting” the Form 6-K in paper as permitted by Regulation S-T “Rule” 101(b)(7) ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 16, 2025	PowerBank Corporation

	By:	/s/ Sam Sun
Sam Sun
Chief Financial Officer & Corporate Secretary

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Exhibit Index

Exhibit	Description of Exhibit
99.1	Press Release dated October 16, 2025

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